Exhibit 21.1

Osmotica Pharmaceuticals plc

Subsidiary	State or Other Jurisdiction of Organization
Osmotica Holdings US LLC	Delaware
Osmotica Kereskedelmi es Szolgaltato Kft	Hungary
Osmotica Pharmaceutical Corp.	Delaware
RVL Pharmaceuticals, Inc.	Delaware
Osmotica Argentina, S.A.	Argentina
Valkyrie Group Holdings, Inc.	Delaware
Vertical/Trigen Holdings, LLC(1)	Delaware
Osmotica Pharmaceutical US, LLC	Delaware
Vertical/Trigen Opco, LLC	Delaware
Trigen Laboratories, LLC	Delaware
Vertical Pharmaceuticals, LLC	Delaware

(1)  Vertical/Trigen Holdings, LLC is jointly-owned by Valkyrie Group Holdings, Inc. and Osmotica Pharmaceutical Corp.